UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Translation of registrant’s name into English)

Trintech Group PLC

Block C, Central Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Company contact is:

Joseph Seery

Block C, Central Park

Leopardstown

Dublin 18, Ireland

Tel: +353 1 293 9840

Fax: +353 1 293 9841

Email: joseph.seery@trintech.com

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Trintech Group PLC

Form 6-K

Table of Contents

On December 17, 2010, Trintech Group PLC confirmed that the Irish High Court had sanctioned the scheme of arrangement pursuant to which Trintech Group plc will be acquired by Spectrum Equity Investors (acting through Cerasus II Limited) at a price of $6.60 per Trintech ADS (or $3.30 per Trintech Share). The Scheme will become effective upon the issue by the Registrar of Companies of a certificate of registration of the Court Order. This was confirmed in a press release, a copy of which is attached hereto as Exhibit 99.13 and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ Joseph Seery
Joseph Seery
Vice President Finance, Group

Dated: December 20, 2010

Exhibit 99.13

TRINTECH GROUP PLC ANNOUNCES THAT THE IRISH HIGH COURT HAS SANCTIONED THE SCHEME

OF ARRANGEMENT TO EFFECT THE ACQUISITION OF THE COMPANY BY SPECTRUM EQUITY

Dublin, Ireland/Dallas, US – December 17, 2010 – Trintech Group Plc (NASDAQ: TTPA), a leading global provider of integrated financial governance, risk management and compliance (GRC) software solutions for commercial, financial and healthcare markets, confirmed that the Irish High Court has today sanctioned the scheme of arrangement (the Scheme) pursuant to which Trintech Group plc will be acquired by Spectrum Equity Investors (acting through Cerasus II Limited) at a price of $6.60 per Trintech ADS (or $3.30 per Trintech Share). The Scheme will become effective upon the issue by the Registrar of Companies of a certificate of registration of the Court Order.

It is expected that the Court Order will be filed with the Registrar of Companies before the opening of trading on NASDAQ on 31 December 2010 and that the Scheme will become effective on that date (the Effective Date). On this basis, it is expected that the Scheme Record Time, after which no transfers of the Company’s ordinary shares will be registered, will be 5.15 p.m. (United States Eastern Standard Time) on 30 December 2010.

It is expected that the cancellation of the listing of Trintech ADSs on NASDAQ will occur with effect prior to the opening of trading on NASDAQ on 31 December 2010.

Upon the Scheme becoming effective, Trintech Shareholders shall receive the Consideration payable to them within 14 days. Trintech ADS Holders are required to follow the instructions in the Scheme Circular with regard to the surrender of their Trintech ADSs. For further information, please contact Trintech’s Depositary and information agent, the Bank of New York Mellon at Depositary Receipts Division, 101 Barclay St., 22nd Floor, New York, NY 10286, United States (1.866.353.4787 if calling within the United States and +1.866.353.4787 if calling from outside the United States).

Forward Looking Statements

This document contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any “forward looking statements” in this document are subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. “Forward looking statements” in this press release include statements relating to the timing of the effective time of the scheme of arrangement and the delisting of Trintech ADSs from NASDAQ.

About Trintech Group

Trintech Group Plc (NASDAQ: TTPA) is a leading global provider of integrated financial governance, risk management, and compliance (GRC) software solutions for commercial, financial, and healthcare markets. Trintech’s recognised expertise in reconciliation process management, financial data aggregation, revenue and cost cycle management, financial close, reporting, risk management, and compliance enables customers to gain greater visibility and control of their critical financial processes leading to better overall business performance.

For more information on how Trintech can help you increase confidence in business performance and reduce financial risk, please contact us online at www.trintech.com or at our principal business office in Addison, Texas, or through an international office in Ireland, the United Kingdom, or the Netherlands.

Trintech • 15851 Dallas Parkway, Suite 900 • Addison, TX 75001 • Tel 1 972 701 9802 Trintech UK Ltd. • Warnford Court, 29 Throgmorton St. • London EC2N2AT, UK • Tel +44 (0) 20 7628 5235 Trintech Technologies • Block C, Central Park • Leopardstown, Dublin 18, Ireland • Tel +353 1 293 9840 Trintech • Cypresbaan 9 • 2908 LT Capelle a/d Ijssel, The Netherlands • Tel +31 (0) 10 8507 474

This announcement does not constitute an offer or recommendation to purchase, sell, subscribe for or exchange or an invitation to purchase, sell, subscribe for or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed acquisition or otherwise. Any decision in relation to the scheme of arrangement and related proposals should be made only on the basis of the related documentation as and when issued.

The Directors of Trintech Group plc accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any person interested in 1% or more of any class of relevant securities of Trintech Group plc (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act 1997, Takeover Rules, 2007 (as amended) effective from the commencement of the offer period (being 21 September 2010).

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Panel’s website at www.irishtakeoverpanel.ie or contact the Panel on telephone number +353 (0)1 678 9020; fax number +353 (0)1 678 9289.

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Trintech Press Contact:

Dallas: Dave Tomlinson - Director, Marketing

Tel. +1 972 739-1611. Email: dave.tomlinson@trintech.com

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange

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